SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934



                           ALLIN COMMUNICATIONS CORP.
                                (Name of Issuer)


                                  Common Stock

                            (Title of Class of Securities)


                                    019924109
                                 (CUSIP Number)


                     Stephanie Nichols, Friedman, Billings,
                      Ramsey Investment Management, Inc.,
                             1001 19th Street North,
                            Arlington, VA 22209-1710
                                 (703) 312-9581

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 February 6, 1998
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 9 Pages

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                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Kindy French

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                      (b)

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  PF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

        NUMBER OF        7   Sole Voting Power:  325,000
        SHARES           8   Shared Voting Power:  0
        BENEFICIALLY     9   Sole Dispositive Power:  325,000
        OWNED BY        10   Shared Dispositive Power:  0
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        325,000

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.3%

    14  TYPE OF REPORTING PERSON:  IN

          ITEM 1.   Security and Issuer.

               This Statement relates to the shares of common stock, $.01 par value ("Shares"), of Allin Communications Corp. (the "Issuer"). The address of the Issuer's principal executive offices is 300 Greentree Commons, 381 Mansfield Avenue, Pittsburgh, PA 15220.

          ITEM 2.   Identity and Background.

               The name of the person filing this Statement is Kindy French whose address is 2120 Leroy Place, N.W., Washington, DC 20008. Ms. French is the wife of Emanuel J. Friedman, the Chairman of FBR Group, Inc.

               During the last five years Ms. French has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years Ms. French has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Ms. French is a citizen of the United States of America.

          Item 3.   Source and Amount of Funds or Other Consideration.

               On February 6, 1998 Ms. French purchased 200,000 shares of Common Stock with personal funds.

          Item 4.   Purpose of Transactions.

               The Shares were acquired for investment purposes only.

               (a) Ms. French expects to hold the Shares for investment purposes and has no plans to dispose of the Shares.

               (b - j)   Not applicable.

          Item 5.   Interest in Securities of the Issuer.

               (a) Ms. French owns 325,000 Shares representing 6.3% of the Issuer's issued and outstanding shares.

               (b) Ms. French has sole power to vote or direct the vote and sole power to dispose or direct the dispositon of the 325,000 Shares.

               (c) No other transactions in the Shares were effected during the past sixty (60) days by Ms. French other than those listed under Item 3.

               (d - e) Not applicable.

          Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

                    Not applicable.

          Item 7.   Materials Filed as Exhibits.

                    Not applicable.

                                      SIGNATURES


               The undersigned certifies, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.



          Date:  February 28, 1998         By:    /s/ Kindy French
                                                  Kindy French




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